UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

AVG Technologies N.V.

(Name of Issuer)

Ordinary Shares, €0.01 nominal value per share

(Title of Class of Securities)

N07831105

(CUSIP Number)

Avast Holding B.V.

Schiphol Boulevard 369

Tower F, 7th floor

1118 BJ Schiphol

The Netherlands

Attention: Alan Rassaby

+31 20 654 3225

with copies to:

Chang-Do Gong

David Johansen

White & Case LLP

1155 Avenue of the Americas

New York, NY 10036-2787

+1 212 819 8200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 30, 2016

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box:  ☐

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. N07831105

(1)	NAMES OF REPORTING PERSONS Avast Software B.V.
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS (see instructions) OO
(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION The Netherlands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	SOLE VOTING POWER None
	(8)	SHARED VOTING POWER 47,335,808
	(9)	SOLE DISPOSITIVE POWER None
	(10)	SHARED DISPOSITIVE POWER 47,335,808
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 47,335,808
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 92.7%
(14)	TYPE OF REPORTING PERSON (see instructions) OO

CUSIP No. N07831105

(1)	NAMES OF REPORTING PERSONS Avast Holding B.V.
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS (see instructions) OO
(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION The Netherlands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	SOLE VOTING POWER None
	(8)	SHARED VOTING POWER 47,335,808
	(9)	SOLE DISPOSITIVE POWER None
	(10)	SHARED DISPOSITIVE POWER 47,335,808
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 47,335,808
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 92.7%
(14)	TYPE OF REPORTING PERSON (see instructions) OO

CUSIP No. N07831105

Explanatory Note

This statement on Schedule 13D (this “Schedule 13D”) relates to the tender offer by Avast Software B.V. (the “Purchaser”) and Avast Holding B.V. (the “Parent”), for all outstanding ordinary shares, with a nominal value of €0.01 per share (the “Shares”), of AVG Technologies N.V. (the “Issuer”) at a price of $25.00 per share, in cash, without interest and less applicable withholding taxes or other taxes (the “Offer”), upon the terms and conditions set forth in the Schedule TO dated July 29, 2016 (as subsequently amended or supplemented, the “Schedule TO”), a copy of which is attached as Exhibit B to this Schedule 13D, and in the offer to purchase dated July 29, 2016 (the “Offer to Purchase”), a copy of which is attached as Exhibit C to this Schedule 13D, and the related letter of transmittal (the “Letter of Transmittal”), a copy of which is attached as Exhibit D to this Schedule 13D. This Schedule 13D also relates to the purchase agreement dated July 6, 2016 among the Issuer, the Purchaser and the Parent (the “Purchase Agreement”), a copy of which is attached as Exhibit E to this Schedule 13D, pursuant to which the Offer was made.

Item 1. Security and Issuer

This statement relates to the Shares issued by the Issuer. The Issuer’s principal executive offices are located at Gatwickstraat 9-39, 1043 GL Amsterdam, The Netherlands.

Item 2. Identity and Background

This statement is being filed jointly by the Purchaser and the Parent. The Purchaser is a private company with limited liability (besloten vennootschap met beperkte aansprakelijkheid) organized under the laws of The Netherlands and a direct wholly-owned subsidiary of the Parent, a private company with limited liability (besloten vennootschap met beperkte aansprakelijkheid) organized under the laws of The Netherlands.

The Purchaser is a leading global provider of security software delivered to the consumer through a freemium model. The Parent is a holding company.

The principal office of each of the Purchaser and the Parent is Schiphol Boulevard 369, Tower F, 7th floor, 1118 BJ Schiphol, The Netherlands. The name, business address, present principal occupation, and citizenship of each of the members, directors or executive officers of the Parent and the Purchaser are set forth in Schedule I to the Offer to Purchase, which is incorporated herein by reference.

During the last five years, none of the Purchaser, the Parent or any of the persons listed in Schedule I to the Offer to Purchase (a) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) was a party to any judicial or administrative proceeding that resulted in a judgment, decree or final order enjoining such person from future violations of, or prohibiting activities subject to, U.S. federal or state securities laws, or a finding of any violation of U.S. federal or state securities laws.

The Purchaser and the Parent have entered into a Joint Filing Agreement, dated as of October 11, 2016, a copy of which is attached as Exhibit A to this Schedule 13D, pursuant to which they have agreed to file this Schedule 13D jointly in accordance with the provisions of Rule13d-1(k)(1) under the Act.

Item 3. Source and Amount of Funds or Other Consideration

The information set forth in Items 5 and 7 of the Schedule TO entitled “Past Contacts, Transactions, Negotiations and Agreements” and “Source and Amount of Funds or Other Consideration” is incorporated herein by reference.

CUSIP No. N07831105

The foregoing summary is qualified in its entirety by the full text of the Offer to Purchase, the Letter of Transmittal and the Purchase Agreement, which are filed as exhibits to this Schedule 13D and incorporated herein by reference.

Item 4.	Purpose of Transaction

The information set forth in Item 6 of the Schedule TO entitled “Purposes of the Transaction and Plans or Proposals” is incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer

The Purchaser and the Parent may be deemed to beneficially own, in the aggregate, 47,335,808 Shares, representing approximately 92.7% of the Issuer’s outstanding Shares (based upon the 51,038,445 Shares stated to be outstanding as of September 29, 2016 by American Stock Transfer & Trust Company, LLC, in its capacity as depositary for the Shares).

The Purchaser has voting power and dispositive power with regard to 47,335,808 Shares. The Parent, by virtue of its relationship to the Purchaser (as disclosed in Item 2), may be deemed to indirectly beneficially own (as that term is defined in Rule 13d-3 under the Act) the Shares which the Purchaser directly beneficially owns.

On September 30, 2016, immediately following the expiration of the initial offering period of the Offer, the Purchaser accepted for payment, and thus acquired, 44,543,555 Shares tendered pursuant to the Offer at a purchase price of $25.00 per Share in cash, without interest and less applicable withholding taxes or other taxes.

On September 30, 2016, the Purchaser commenced a subsequent offering period of the Offer. During the subsequent offering period, from September 30, 2016 to October 10, 2016, the Purchaser acquired 2,792,253 Shares tendered pursuant to the Offer at a purchase price of $25.00 per Share in cash, without interest and less applicable withholding taxes or other taxes.

Except as described above, there were no other transactions with respect to Shares affected during the past 60 days by the Purchaser, the Parent or any of the persons listed in Schedule I to the Offer to Purchase.

To the best knowledge of the Purchaser and the Parent, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares beneficially owned by the Purchaser and the Parent.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The information set forth in Item 6 of the Schedule TO entitled “Purposes of the Transaction and Plans or Proposals” is incorporated herein by reference.

The foregoing summary is qualified in its entirety by the full text of the Offer to Purchase, the Letter of Transmittal and the Purchase Agreement, which are filed as exhibits to this Schedule 13D and incorporated herein by reference.

Except as set forth in this Schedule 13D, none of the Purchaser, the Parent or any of the persons listed in Schedule I to the Offer to Purchase have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including, but not limited to, any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

CUSIP No. N07831105

Item 7.	Material to be Filed as Exhibits

Exhibit No.	Description

A	Joint Filing Agreement.

B.1	Schedule TO, dated July 29, 2016 (incorporated herein by reference to the Schedule TO filed by Avast Software B.V. and Avast Holding B.V. with the SEC on July 29, 2016).

B.2	Amendment No. 1 to the Schedule TO, dated August 15, 2016 (incorporated herein by reference to the Amendment No. 1 to the Schedule TO filed by Avast Software B.V. and Avast Holding B.V. with the SEC on August 15, 2016).

B.3	Amendment No. 2 to the Schedule TO, dated August 23, 2016 (incorporated herein by reference to the Amendment No. 2 to the Schedule TO filed by Avast Software B.V. and Avast Holding B.V. with the SEC on August 23, 2016).

B.4	Amendment No. 3 to the Schedule TO, dated August 25, 2016 (incorporated herein by reference to the Amendment No. 3 to the Schedule TO filed by Avast Software B.V. and Avast Holding B.V. with the SEC on August 25, 2016).

B.5	Amendment No. 4 to the Schedule TO, dated September 1, 2016 (incorporated herein by reference to the Amendment No. 4 to the Schedule TO filed by Avast Software B.V. and Avast Holding B.V. with the SEC on September 1, 2016).

B.6	Amendment No. 5 to the Schedule TO, dated September 8, 2016 (incorporated herein by reference to the Amendment No. 5 to the Schedule TO filed by Avast Software B.V. and Avast Holding B.V. with the SEC on September 8, 2016).

B.7	Amendment No. 6 to the Schedule TO, dated September 14, 2016 (incorporated herein by reference to the Amendment No. 6 to the Schedule TO filed by Avast Software B.V. and Avast Holding B.V. with the SEC on September 14, 2016).

B.8	Amendment No. 7 to the Schedule TO, dated September 16, 2016 (incorporated herein by reference to the Amendment No. 7 to the Schedule TO filed by Avast Software B.V. and Avast Holding B.V. with the SEC on September 16, 2016).

B.9	Amendment No. 8 to the Schedule TO, dated September 21, 2016 (incorporated herein by reference to the Amendment No. 8 to the Schedule TO filed by Avast Software B.V. and Avast Holding B.V. with the SEC on September 21, 2016).

B.10	Amendment No. 9 to the Schedule TO, dated September 30, 2016 (incorporated herein by reference to the Amendment No. 9 to the Schedule TO filed by Avast Software B.V. and Avast Holding B.V. with the SEC on September 30, 2016).

B.11	Amendment No. 10 to the Schedule TO, dated October 6, 2016 (incorporated herein by reference to the Amendment No. 10 to the Schedule TO filed by Avast Software B.V. and Avast Holding B.V. with the SEC on October 6, 2016).

C	Offer to Purchase, dated July 29, 2016 (incorporated herein by reference to Exhibit (a)(1)(A) to the Schedule TO filed by Avast Software B.V. and Avast Holding B.V. with the SEC on July 29, 2016).

D	Letter of Transmittal (incorporated herein by reference to Exhibit (a)(1)(B) to the Schedule TO filed by Avast Software B.V. and Avast Holding B.V. with the SEC on July 29, 2016).

E	Purchase Agreement, dated as of July 6, 2016, by and among AVG Technologies N.V., Avast Holding B.V. and Avast Software B.V. (incorporated herein by reference to Exhibit 99.1 to the Report of Foreign Private Issuer on Form 6-K filed by AVG Technologies N.V. with the SEC on July 7, 2016).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 11, 2016	Avast Software B.V.

	By:	/s/ Alan Rassaby
	Name:	Alan Rassaby
	Title:	Managing Director A

	By:	/s/ Stefan Boermans
	Name:	Stefan Boermans
	Title:	Managing Director B

Avast Holding B.V.

	By:	/s/ Alan Rassaby
	Name:	Alan Rassaby
	Title:	Managing Director A

	By:	/s/ Stefan Boermans
	Name:	Stefan Boermans
	Title:	Managing Director B